Exhibit A

Recent Developments

Set forth below are selected preliminary, unaudited financial results for the three months ended June 30, 2015. These financial results are unaudited and should be considered preliminary and subject to change. These estimates have been prepared by and are the responsibility of management. Our independent registered public accounting firm has not audited or reviewed our preliminary financial data, and does not express an opinion or any other form of assurance with respect to the preliminary financial data. The below summary of financial data is not a comprehensive statement of our financial results for the three months ended June 30, 2015 and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results are finalized.

The following are the selected preliminary, unaudited financial results for the three months ended June 30, 2015, as well as a comparison to our unaudited financial results for the three months ended June 30, 2014:

(in thousands)	Three months ended June 30, 2014	Three months ended June 30, 2015		
GAAP Disclosure:	Actual	Low End of Range		High End of Range
Net sales	$35,462	$47,000	to	$47,400
Gross profit	$20,130	$26,300	to	$26,800
Operating income	$16,879	$9,400	to	$9,800
Net income	$16,879	$3,100	to	$3,600
Other Financial Information (Non-GAAP):				
Adjusted EBITDA	$16,915	$18,500	to	$18,900

We expect to report net sales of between $47.0 million and $47.4 million for the three months ended June 30, 2015, an increase of between $11.5 million and $11.9 million compared to net sales of $35.5 million for the three months ended June 30, 2014. The increase is primarily due to volume increases resulting from increases in both the number of distribution points and sales to existing customers and the addition of new customers, primarily in the drug, conventional grocery and mass merchandiser channels. Although we acquired Paqui in April 2015, it did not have a meaningful impact on our results in the quarter.

We expect to report gross profit of between $26.3 million and $26.8 million for the three months ended June 30, 2015, an increase of between $6.2 million and $6.7 million compared to gross profit of $20.1 million for the three months ended June 30, 2014. The increase primarily related to the increase in net sales.

We expect to report operating income of between $9.4 million and $9.8 million for the three months ended June 30, 2015, a decrease of between $7.1 million and $7.5 million compared to operating income of $16.9 million for the three months ended June 30, 2014. The decrease is primarily due to an increase in amortization of intangible assets and Founder Contingent compensation expense. During the three months ended June 30, 2015, we incurred a $0.36 million charge related to the obsolescence of our old packaging material, as we undertook steps to enhance our packaging to reflect our key brand attributes and enhance its appeal to customers.

We expect to report net income of between $3.1 million and $3.6 million for the three months ended June 30, 2015, a decrease of between $13.3 million and $13.8 million compared to net income of $16.9 million for the three months ended June 30, 2014. The decrease is due to an increase in interest expense and income tax expense in addition to the factors described above.

We expect to report Adjusted EBITDA of between $18.5 million and $18.9 million for the three months ended June 30, 2015, an increase of between $1.6 million and $2.0 million compared to Adjusted EBITDA of $16.9 million for the three months ended June 30, 2014. The increase is due to the factors described above.

We expect to report that our cash and cash equivalents as of June 30, 2015 was approximately $12.9 million and that the aggregate principal amount of our total indebtedness as of June 30, 2015 was approximately $216.3 million. During the three months ended June 30, 2015, we repaid approximately $7.6 million of our outstanding long-term indebtedness under our Credit Facility.

The following table presents a reconciliation of preliminary estimated Adjusted EBITDA to the midpoint of our preliminary estimated low end and high end ranges for our net income, the most directly comparable GAAP measure, for the three months ended June 30, 2015. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for more information on our use and the limitations of Adjusted EBITDA as a measure of our financial performance.

(in thousands)	Three months ended June 30, 2015		
	Low End of Range		High End of Range
Net income (1)	$3,350	to	$3,350
Non-GAAP adjustments:			
Interest expense	$3,058	to	$3,058
Income tax expense	$3,100	to	$3,300
Depreciation	$60	to	$60
Amortization of intangible assets	$1,060	to	$1,060
Equity-based compensation expense (2)	$620	to	$700
Founder Contingent Compensation (3)	$4,602	to	$4,602
Professional fees (4)	$2,025	to	$2,145
Recapitalization expenses (5)	$206	to	$206
Severance expenses (6)	$112	to	$112
Executive recruitment (7)	$308	to	$308
Adjusted EBITDA	$18,500	to	$18,900

(1)   Represents the midpoint of the preliminary estimated low end and high end ranges for our net income for the three months ended June 30, 2015.

(2)   Includes compensation expense associated with equity awards made in periods prior to the three months ended June 30, 2015, as well as compensation expense associated with the grant on June 10, 2015 by Topco of 875,037 Class C-1 Units and 194,356 Class C-2 Units at a weighted average grant date fair value per unit for financial reporting purposes of $2.03 per unit. We expect that the aggregate incremental compensation expense associated with the June 10, 2015 grants was between $0.03 and $0.04.

(3)   Represents compensation expense associated with the Founder Contingent Compensation. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information.

(4)   Represents professional fees and other expenses related to preparing public filings. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the credit agreement governing our term loan Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants

and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness" for more information.

(5)   Represents the expenses we incurred in connection with the May 2015 Special Dividend.

(6)   Represents severance expenses related to the acquisition of Paqui. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the credit agreement governing our term loan Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness" for more information.

(7)   Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires, and certain recruiting fees.

These results are preliminary and do not present all information necessary for an understanding of our financial condition as of June 30, 2015 and our results of operations for the three months ended June 30, 2015. The preliminary estimated results presented are subject to the completion of our financial closing procedures. Accordingly, these results are subject to change. This information should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for prior periods included elsewhere in this prospectus. These estimates are not necessarily indicative of the results to be achieved for the remainder of 2015 or any future period.